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April 25, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 5-1 Registration Statement on Form S-6 Filed April 25, 2017 File Nos.: 333-[ ] and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on April 25, 2017 the above-referenced registration statement (the “Registration Statement”) for Fundstrat Core SQuaT (Strategy, Quant & Technicals) Portfolio (the “Trust”), a series of the Alaia Trust.  Please note that this initial filing is very similar to the Alaia Trust’s filing under registration number 333-215634, in that the Trust will hold a portfolio of stocks representing a particular strategy.  All payment and other mechanics of the Trust, except for actual amounts, which will be finalized when the Registration Statement goes effective, are identical to the Alaia Trust’s series filed under 333-215634.  As this filing represents a new strategy, we will not be requesting automatic effectiveness under Rule 487 under the Securities Act of 1933.

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We appreciate the Staff’s time and attention to the Registration Statement.  Please call me at (212) 336-4177 with any questions.

Edward P. Bartz
U.S. Securities and Exchange Commission
April 25, 2017

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai